SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               For 3 January 2003

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

Bank of Ireland


2. Name of director

Brian Goggin


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brian Goggin


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)




6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options


7. Number of shares / amount of stock acquired

(a)  80,000
(b)  60,000


8. Percentage of issued class

(a)  .007%
(b)  .004%


9. Number of shares/amount of stock disposed




10. Percentage of issued class




11. Class of security

Ordinary Stock


12. Price per share

(a) EUR 1.67
(b) EUR 2.819


13. Date of transaction

02 January 2003


14. Date company informed

02 January 2003


15. Total holding following this notification

308,037


16. Total percentage holding of issued class following this notification

0.03%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant




18. Period during which or date on which exercisable




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved: class, number




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise




22. Total number of shares or debentures over which options held following this notification




23. Any additional information




24. Name of contact and telephone number for queries

John B. Clifford
Tel : +353 1 6043400


25. Name and signature of authorised company official responsible for making this notification

John B. Clifford
Group Secretary


Date of Notification

03 January 2003



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              The Governor and Company
                                              of the Bank of Ireland

                                                   T.H. Forsyth
                                                  Group Secretary


                                                Date: 3 January 2003